200 East Randolph Drive Chicago, Illinois 60601

Dennis M. Myers, P.C. To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2232 dmyers@kirkland.com	www.kirkland.com	312 861-2200 Dir. Fax: 312 861-2200
November 2, 2006
Via EDGAR and Federal Express
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Linda Cvrkel, Branch Chief
                Claire Erlanger

Re:	Commercial Vehicle Group, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
(File No. 000-50890)
Ladies and Gentlemen:
     On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the comment letter to Chad M. Utrup, dated October 20, 2006, from the Staff of the Commission, regarding the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”). The numbered paragraph below sets forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 10-K.
Form 10-K for the year ended December 31, 2005
Note 3. Business Combinations
1.	We have reviewed your response to our prior comment number 3 and the revised disclosures that you have agreed to provide in MD&A and the notes to your financial statements regarding the treatment of your customer relationship intangibles as indefinite lived assets. Please also revise the accounting policy disclosures in the notes to the Company’s audited financial statements to include its rationale for accounting for customer relationship intangibles as indefinite lived assets. Your revised disclosures should be presented in a level of detail consistent with your proposed MD&A disclosures.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
November 2, 2006

Response: Please find below the revised disclosures that the Company intends to include in its December 31, 2006 Annual Report on Form 10-K. These disclosures will be updated as appropriate to include relevant period information.

MD&A — Critical Accounting Policies and Estimates; and Notes to the Consolidated Financial Statements — Note 2 (Significant Accounting Policies)

Intangible Assets — Indefinite-Lived

Basis for Accounting Treatment

The Company’s indefinite-lived intangible assets consist of customer relationships acquired in the 2005 acquisitions of Mayflower Vehicle Systems, Inc. (“Mayflower”) and Monona Wire Corporation (“Monona”). The Company has accounted for these customer relationships as indefinite-live intangible assets, which it believes is appropriate based upon the following circumstances and conditions under which the Company operates:

Sourcing, Barriers to Entry and Competitor Risks

The customer sourcing decision for the Mayflower and Monona businesses is heavily predicated on price, quality, delivery and the overall customer relationship. Absent a significant change in any or all of these factors, it is unlikely that a customer would source production to an alternate supplier. In addition, the factors listed below impose a high barrier for new competitors to enter into this industry. Historical experience indicates that Mayflower and Monona have not lost any primary customers and/or relationships due to these factors and such loss is not anticipated in the foreseeable future for the following reasons:
•	Costs associated with setting up a new production line, including tooling costs, are typically cost prohibitive in a competitive pricing environment;

•	The risk associated with potential production delays and a disruption to the supply chain typically outweighs any potential economic benefit;

•	Significant initial outlays of capital and institutional production knowledge represent a significant barrier to entry. Due to the asset-intensive nature of the businesses, a new competitor would require a substantial amount of initial capital;

•	Changeover costs are high both from an economic and risk standpoint;

Securities and Exchange Commission
November 2, 2006

•	The highly complex nature of successfully producing electronic wiring harnesses and complete cab structures in accordance with OEM quality standards makes it difficult for a competitor to enter the business; and

•	There is significant risk in operating the businesses as a result of the highly customized nature of the business. For example, production runs in the commercial vehicle business are significantly smaller and are more “build to order” in nature which requires the systems, expertise, equipment and logistics in order to be successful.
These costs and risks are the primary prohibiting factors which preclude the Company’s customers from sourcing their business elsewhere at any given time.

Duration and Strength of Existing Customer Relationships / Concentrations of Revenue

Mayflower and Monona have long-standing relationships with their existing customers and have experienced de minimis historical attrition. These relationships have endured over time and accordingly, an assumption of prospective attrition is inconsistent with this historical experience and management’s expectations. Both Mayflower and Monona have a limited customer base, consisting of three primary customers, that has existed for many years, and the Company had pre-existing long-standing relationships with the same primary customers prior to the acquisitions of Mayflower and Monona, which in most cases have exceeded a period of 40 years. The Company believes the addition of Mayflower and Monona further strengthens its existing customer relationships with such customers. Specifically:

Mayflower and Monona’s relationships with their customers’ key decision-making personnel are mature and stable.
•	Mayflower’s and Monona’s customers typically make purchasing decisions through a team approach versus a single decision maker. Mayflower and Monona have historically maintained strong relationships with individuals at all levels of the decision making process including the engineering, operations and purchasing functions in order to successfully minimize the impact of any employee turnover at the customer level.
The top three customers of Mayflower and Monona have been established customers for a substantial period of time.
•	Mayflower has had relationships with Volvo/Mack, Freightliner and International since 1965, 1997 and 2001, respectively. The Company, and/or its predecessor entities, had pre-existing relationships with these same customers since 1949, 1954 and 1950, respectively. These customers

Securities and Exchange Commission
November 2, 2006

comprised approximately XX% and 86% of Mayflower’s revenues for fiscal years 2006 and 2005, respectively.

•	Monona has had relationships with John Deere, Caterpillar and Oshkosh since 1969, 1970 and 1985, respectively. The Company, and/or its predecessor entities, had pre-existing relationships with these same customers since 1987, 1958 and 1950, respectively. These customers comprised approximately XX% and 87% of Monona’s revenues for fiscal years 2006 and 2005, respectively.
•	Valuation Methodology

For valuation purposes, the income approach using the discounted cash flow method was employed for the purpose of evaluating the Mayflower and Monona customer relationship intangible assets. Under this approach, the Company determined that the fair value of the Mayflower and Monona customer relationship intangible assets at their dates of acquisition was $45.9 million and $28.9 million, respectively.

Significant assumptions used in the valuation and determination of an indefinite useful life for these customer relationship intangible assets included the following:
•	The revenue projections that the Company relied upon to substantiate the economic consideration paid for the businesses is almost exclusively tied to the existing customer base. With regard to the valuation process, the Company projected less than 1% of total revenue in 2005 and 2006 to be lost due to core customer attrition and no core customer attrition thereafter.

•	Contributory asset charges were deducted for assets that contribute to income generation including: (i) net working capital; (ii) personal property; (iii) real property; (iv) tradename and trademarks; and (v) an assembled workforce.

•	The cash flows associated with the customer relationships acquired in the Mayflower and Monona transactions were discounted at a rate of return of 25.0% and 29.50%, respectively, which is approximately equal to the equity rate of return.
Intangible Asset Impairment — Accounting Treatment

If Mayflower and/or Monona were to prospectively lose any of their customers, in accordance with the provisions of paragraphs 16 and 17 of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company would perform an intangible asset impairment test to determine the impact of the loss on the customer relationship

Securities and Exchange Commission
November 2, 2006

intangible asset and if impairment was indicated, the Company would record an impairment loss in the Company’s Consolidated Statement of Operations.

Notes to the Consolidated Financial Statements (Note XX)

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired. In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Intangible Assets.” SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life. Prior to the adoption of SFAS No. 142 on January 1, 2002, goodwill was being amortized on a straight-line basis over 40 years.

The Company reviews goodwill and indefinite-lived intangible assets for impairment annually in the second fiscal quarter and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142. The Company reviews definite-lived intangible assets in accordance with the provisions of SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value of its reporting unit to its carrying value. The Company’s reporting unit is consistent with the reportable segment identified in Note 10 of the Notes to the Consolidated Financial Statements contained in the Company’s Form 10-K for the year ended December 31, 2005. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of the purchased intangible assets with indefinite lives be estimated and compared to the carrying value. The Company estimates the fair value of these intangible assets using an income approach. The Company recognizes an impairment loss when the estimated fair value of the intangible asset is less than the carrying value. In this regard, the Company’s management considers the following indicators in determining if events or changes in circumstances have occurred indicating that the recoverability of the carrying amount of indefinite-lived and amortizing intangible assets should be assessed: (1) a significant decrease in the market value of an asset; (2) a significant change in the extent or manner

Securities and Exchange Commission
November 2, 2006

in which an asset is used or a significant physical change in an asset; (3) a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator; (4) an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; and (5) a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. The Company’s annual goodwill and indefinite-lived (SFAS No. 142) and definite-life intangible asset (SFAS No. 144) impairment analysis, which was performed during the second quarter of fiscal 2006, did not result in an impairment charge.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. The valuation approaches the Company uses include the Income Approach (the Discounted Cash Flow Method) and the Market Approach (the Guideline Company and Transaction Methods) to estimate the fair value of the reporting unit; earnings are emphasized in the Discounted Cash Flow, Guideline Company, and the Transaction Methods. In addition, these methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The Discounted Cash Flow Method utilizes a market-derived rate of return to discount anticipated performance, while the Guideline Company Method and the Transaction Method incorporate multiples that are based on the market’s assessment of future performance. Actual future results may differ materially from those estimates.

The Company’s intangible assets as of December 31, 2006 and 2005 were comprised of the following, respectively (in thousands):

December 31, 2006
	Weighted-Average	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Net Carrying Amount
Definite-lived intangible assets:
Tradenames/Trademarks	30 years	$XXX	$XXX	$XXX
Licenses	7 years	XXX	XXX	XXX

		$XXX	$XXX	$XXX

Indefinite-lived intangible assets:
Goodwill		$XXX	$XXX	$XXX
Customer relationship		XXX	XXX	XXX
		$XXX	$XXX	$XXX

Total consolidated goodwill and intangible assets				$XXX

Securities and Exchange Commission
November 2, 2006

December 31, 2005
	Weighted-Average	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Net Carrying Amount
Definite-lived intangible assets:
Tradenames/Trademarks	30 years	$XXX	$XXX	$XXX
Licenses	7 years	XXX	XXX	XXX

		$XXX	$XXX	$XXX

Indefinite-lived intangible assets:
Goodwill		$XXX	$XXX	$XXX
Customer relationship		XXX	XXX	XXX
		$XXX	$XXX	$XXX

Total consolidated goodwill and intangible assets				$XXX

The aggregate intangible asset amortization expense was approximately $X.X million and $X.X million, for the fiscal years ended December 31, 2006 and 2005, respectively.

The estimated intangible asset amortization expense for the fiscal year ending December 31, 2006, and for the five succeeding years is as follows (in thousands):

Fiscal Year Ended December 31,	Estimated Amortization Expense
2006	$XXX
2007	$XXX
2008	$XXX
2009	$XXX
2010	$XXX
2011	$XXX
The changes in the carrying amounts of goodwill for the fiscal year ended December 31, 2006, were comprised of the following (in thousands):

Balance — December 31, 2005	$XXX
Post-acquisition adjustments	XXX
Asset sale	(XXX)
Currency translation adjustment	XXX

Balance — December 31, 2006	$XXX

Securities and Exchange Commission
November 2, 2006

     We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,
/s/ Dennis M. Myers

Dennis M. Myers, P.C.

cc:	Mervin Dunn
Chad M. Utrup